                          Independent Auditors' Consent
                          -----------------------------


The Retirement Committee
Armstrong World Industries, Inc.



We consent to incorporation by reference in the registration statement (No. 333-74633) on Form S-8 of Armstrong World Industries, Inc. of our report dated May 28, 2001, relating to the statements of net assets available for benefits of the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2000, and the related schedule, which report appears in the December 31, 2000 annual report on Form 11-K of Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan.



KPMG LLP
Dallas, Texas
June 25, 2001